October 3, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Essent Group Ltd.
Registration Statement on Form S-1
Filed September 16, 2013
File No. 333-191193

Dear Mr. Riedler:

On behalf of our client, Essent Group Ltd., a limited liability company organized under the laws of Bermuda (the “Company”), please find below the Company’s responses to the comment letter sent to Mark Casale, the Company’s President and Chief Executive Officer, dated September 26, 2013, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relating to the Registration Statement on Form S-1 filed on September 16, 2013 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on September 25, 2013 (“Amendment No. 1”).

The Company is filing, via EDGAR, in accordance with the Securities Act of 1933, as amended, a complete copy of Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which, among other things, reflects certain revisions in response to your letter. For your convenience, we are providing four clean copies of Amendment No. 2, as well as four copies blacklined against Amendment No. 1, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with our response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment. Unless the context otherwise indicates, references herein to the “Company” include the Company’s direct and indirect subsidiaries.

General

1.                                      We are still reviewing your amended registration statement filed on September 26, 2013. Please note that we may have additional comments after we have completed our review.

Response: The Company respectfully acknowledges the Staff’s comment.

2.                                      We note on page 139 that upon consummation of the offering, you will enter in a shareholders agreement with Pine Brook. We also note on page 139 that vacancies caused by loss of a Pine Brook nominee will be filled at the direction of Pine Brook. Once determined, please identify the director or nominee to be selected as Pine Brook’s designee pursuant to the shareholders agreement.

Response:  In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 140 of Amendment No. 2 accordingly to indicate that Mr. Spiegel will be treated as Pine Brook’s designee under the shareholders agreement following the offering.

3.                                      We note on page 139 that you will enter into a shareholders agreement with Essent Intermediate, L.P. and Pine Brook Essent Co-Invest, L.P. We also note on page 159 that Essent Intermediate, L.P. is an affiliate of one of your shareholders. Please identify the shareholders affiliated with each of Essent Intermediate, L.P. and Pine Brook Essent Co-Invest, L.P. the first time these companies are described.

Response: In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 159 of Amendment No. 2 to delete the reference to “an affiliate of one of our shareholders.”  The Company respectfully advises the Staff that Essent Intermediate, L.P. is a shareholder of the Company and Pine Brook Essent Co-Invest, L.P. is the only other shareholder affiliated with Essent Intermediate, L.P.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at 212-728-8616 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Michael Groll
Michael Groll
of Willkie Farr & Gallagher LLP

Enclosures

cc: Mark Casale

Mary Lourdes Gibbons

Matthew Jones